August 8, 2014

VIA EDGAR

Jeffrey P. Riedler, Assistant Director
United States Securities and Exchange Commission
Washington, D.C. 20549

Re: DanDrit Biotech USA, Inc. (the “Company”, “we”, “us”, “our”) Registration Statement on Form S-1 Filed February 14, 2014, Amendment No. 1 to Registration Statement on Form S-1 Filed March 31, 2014, Amendment No. 2 to Registration Statement on Form S-1 Filed May 16, 2014, Amendment No. 3 to Registration Statement on Form S-1 Filed June 23, 2014, Amendment No. 4 to Registration Statement on Form S-1 Filed July 3, 2014 and Amendment No. 5 to Registration Statement on Form S-1 Filed July 25, 2014; File No. 333-193965

Dear Mr. Riedler:

This letter is in response to the comments contained in the Staff’s letter to the Company, dated August 6, 2014 (the “Comment Letter”), concerning the Registration Statement on Form S-1 (File No. 333-193965) (the “Registration Statement”) filed with the Securities and Exchange Commission (the “Commission”) on February 14, 2014, as amended on March 31, 2014, May 16, 2014, June 23, 2014, July 3, 2014 and July 25, 2014. We have filed an amendment to the Registration Statement (the “Amendment”) concurrently with this letter incorporating and/or responding to the requested changes. Capitalized terms used but not defined herein shall have the meaning for such terms as defined in the Amendment.

Management’s Discussion and Analysis of Financial Condition and Results of Operations
Results of Operations
Comparison of the Years Ended December 31, 2013 and December 31, 2012, page 32

1. Refer to your response to our prior comment 1. Please correct the year in the third sentence of the discussion for $390,437 of consulting expenses to December 31, 2013 as opposed to 2012.

The Company has revised its disclosure on page 32 of the Amendment in response to Comment 1.

2. Please correct the years in the discussion for depreciation and amortization expenses to refer to December 31, 2013 and 2012 as opposed to December 31, 2014 and 2013.

The Company has revised its disclosure on page 32 of the Amendment in response to Comment 2.

Our Business
Clinical Trials Data and Product Approvals, page 42

3. We note your response to our prior comment 7. Please amend your registration statement to include the information you provided in your response to our comment.

The Company has revised pages 2, 11 and 36 in response to Comment 3.

 Related Party Transactions, page 74

4. We note that you deleted the disclosure regarding the aggregate amount involved in your related party transaction with Samir Masri. Please restore this disclosure in your next amendment.

The Company has revised its disclosure on page 74 of the Amendment in response to Comment 4.

In filing the Amendment the Company acknowledges that:

•            should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•            the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•            the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We hope that we have adequately addressed your comments in this letter.  If you have additional comments, we ask that you address them to David N. Feldman, Esq.  His direct telephone number is (212) 931-8700 and his e-mail address is dfeldman@richardsonpatel.com.

Very truly yours,

DANDRIT BIOTECH USA, INC.

By:	/s/ Eric Leire
Eric Leire
Chief Executive Officer and President